UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 31, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN to restructure call center activities, dated May 31, 2005.

Press release

Date
May 31, 2005
Number
KPN to restructure call center activities	028pe

KPN intends to restructure its call center activities now that call center company SNT, once spun off by KPN, has returned to the group. From now on, KPN intends to concentrate on call center activities that support the group’s core business. KPN aims to increase efficiency and effectiveness, resulting in lower costs and higher customer satisfaction. Processes will be streamlined, activities merged and capacity utilization improved. SNT’s other call center services and services currently still provided to third parties will be outsourced.

The restructuring operation will reduce the workflow for call center agents during the second half of 2005, leading to a reduction of around 500 positions. The expectation is that this gradual reduction will take place through natural turnover and the phasing out of temporary personnel. The restructuring will also lead to the loss of 130 jobs at the head office. Compulsory redundancies will be avoided wherever possible, but cannot be ruled out entirely. KPN has informed the works council of the plans and requested a formal opinion. An agreement in principle has been reached with the trades unions regarding a new social plan.

Total job losses resulting from this restructuring operation form part of the headcount reduction of 8,000 in the next five years as previously announced by KPN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 2, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel